

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 5, 2012

<u>Via U.S. Mail</u>
Ms. Eden Clark
President
Bold Energy Inc.
112 North Curry Street
Carson City, NV 89703

> **Re: Bold Energy Inc.
> Form 10-K for Fiscal Year Ended July 31, 2011
> Filed May 10, 2012
> File No. 333-153385**

Dear Ms. Clark:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief